Exhibit 99.1

Press Release

Brussels – 3 August 2023 - 7:00am CET	Regulated information[1]

AB InBev Reports Second Quarter 2023

Results

Continued global momentum, partially offset by US performance, delivered high-single digit revenue growth

“Our business delivered another quarter of profitable growth. Revenue increased by 7.2% with an EBITDA increase of 5.0%. We continue to invest in our strategic priorities for the long-term.” – Michel Doukeris, CEO, AB InBev

Total Revenue

+7.2%

Revenue increased by 7.2% in 2Q23 with revenue per hl growth of 9.0% and by 10.0% in HY23 with revenue per hl growth of 10.6%.

18.4% increase in combined revenues of our global brands, Budweiser, Stella Artois and Corona, outside of their respective home markets in 2Q23, and 16.9% in HY23.

Approximately 64% of our revenue through B2B digital platforms with the monthly active user base of BEES reaching 3.3 million users.

Over 115 million USD of revenue generated by our digital direct-to-consumer ecosystem.

Total Volume

-1.4%

In 2Q23, total volumes declined by 1.4%, with own beer volumes down by 1.8% and non-beer volumes up by 0.5%. In HY23, total volumes declined by 0.3% with own beer volumes down by 0.8% and non-beer volumes up by 2.1%.

Normalized EBITDA

+5.0%

In 2Q23, normalized EBITDA increased by 5.0% to 4 909 million USD with a normalized EBITDA margin contraction of 69 bps to 32.5%. In HY23, normalized EBITDA increased by 9.1% to 9 668 million USD and normalized EBITDA margin contracted by 29 bps to 33.0%. Normalized EBITDA figures of HY22 include an impact of 201 million USD from tax credits in Brazil.

Underlying Profit

1 452 million USD

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 1 452 million USD in 2Q23 compared to 1 468 million USD in 2Q22 and was 2 762 million USD in HY23 compared to 2 672 million USD in HY22.

Underlying EPS

0.72 USD

Underlying EPS was 0.72 USD in 2Q23, a decrease from 0.73 USD in 2Q22 and was 1.37 USD in HY23, an increase from 1.33 USD in HY22.

Net Debt to EBITDA

3.70x

Net debt to normalized EBITDA ratio was 3.70x at 30 June 2023 compared to 3.86x at 30 June 2022 and 3.51x at 31 December 2022.

The 2023 Half Year Financial Report is available on our website at www.ab-inbev.com.

1The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 15.

ab-inbev.com	Press release – 3 August 2023 – 1

Management comments

Continued global momentum, partially offset by US performance, delivered high-single digit revenue growth

We delivered a top-line increase of 7.2%, with revenue growth in more than 85% of our markets, driven by a revenue per hl increase of 9.0% as a result of pricing actions, ongoing premiumization and other revenue management initiatives. Volumes declined by 1.4%, as growth in the majority of our markets was offset by performance in the US. EBITDA increased by 5.0% with margin compression of 69bps, driven by anticipated commodity cost headwinds and increased sales and marketing investments. Underlying EPS was 0.72 USD.

Progressing our strategic priorities

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category: This quarter we delivered volume growth in the majority of our markets and revenue growth in more than 85%.

Digitize and monetize our ecosystem:

BEES captured approximately 9.2 billion USD of gross merchandise value (GMV), a 30% increase versus 2Q22 with 64% of our revenue through B2B digital channels. BEES Marketplace is live in 15 markets and generated an annualized GMV of approximately 1.3 billion USD with 63% of BEES customers now also Marketplace buyers.

Optimize our business:

In HY23, disciplined overhead management and efficient resource allocation enabled us to invest approximately 2.1 billion USD in capex and 3.5 billion USD in sales and marketing to drive the organic growth of our business. We continue to focus on deleveraging with net debt to EBITDA reaching 3.70x versus 3.86x as of 30 June 2022.

Lead and grow the category

In HY23, we invested approximately 3.5 billion USD in sales and marketing, a 12.8% increase versus HY22, driving an increase of our portfolio brand power in approximately 60% of our key markets. We are executing on our five proven and scalable levers to drive category expansion:

☐

Inclusive Category: In 2Q23, the percentage of consumers purchasing our portfolio of brands increased across key markets in Latin America and Africa, according to our estimates. This increase in participation was led by female and lower income consumer groups, driven by continued brand and pack innovation.

☐

Core Superiority: In 2Q23, our mainstream portfolio delivered a mid-single digit revenue increase as double-digit growth in South Africa and Colombia was partially offset by the revenue decline of Bud Light in the US. Our mainstream brands gained or maintained share of segment in two thirds of our key markets, according to our estimates.

☐

Occasions Development: Our global no-alcohol beer portfolio delivered approximately 30% revenue growth this quarter, with our performance driven by Budweiser Zero in Brazil and growth of Corona Cero in Canada and Europe. Leveraging our digital direct-to-consumer products we are investing in and developing new consumption occasions. For example, in Brazil, Zé Delivery enabled the launch of Corona Sunset Hours, an everyday activation encouraging consumers to disconnect from work and reconnect with friends in the early evening.

ab-inbev.com	Press release – 3 August 2023 – 2

☐

Premiumization: Our above core beer portfolio grew revenue by more than 10% in 2Q23, led by our global brands and double-digit growth of Modelo in Mexico and Spaten in Brazil. Our global brands grew revenue by 18.4% outside of their home markets, led by Corona, which was recently recognized by Kantar BrandZ as the #1 fastest growing global beer brand by value, which grew by 23.7%. Budweiser delivered a revenue increase of 16.9%, with broad-based growth in 25 markets, and Stella Artois grew by 14.5%.

☐

Beyond Beer: Our global Beyond Beer business contributed over 385 million USD of revenue in the quarter and grew by mid-single digits as growth globally was partially offset by a soft malt-based seltzer industry in the US. Global growth was primarily driven by the expansion of Brutal Fruit in Africa and the Vicky portfolio in Mexico.

Digitize and monetize our ecosystem
☐

Digitizing our relationships with more than 6 million customers globally: As of 30 June 2023, BEES is live in 23 markets with approximately 64% of our 2Q23 revenues captured through B2B digital platforms. In 2Q23, BEES had 3.3 million monthly active users and captured approximately 9.2 billion USD in gross merchandise value (GMV), growth of 15% and 30% versus 2Q22 respectively. BEES Marketplace is live in 15 markets with 63% of BEES customers also marketplace buyers. Marketplace captured approximately 340 million USD in GMV from sales of third-party products this quarter, growth of 41% versus 2Q22.

☐

Leading the way in DTC solutions: Our omnichannel direct-to-consumer (DTC) ecosystem of digital and physical products generated revenue of more than 385 million USD in 2Q23. Our digital DTC products, Zé Delivery, TaDa and PerfectDraft are available in 20 markets, generated 16.5 million ecommerce orders and delivered over 115 million USD in revenue this quarter, representing 18% growth versus 2Q22.

Optimize our business

In HY23, disciplined overhead management and efficient allocation of resources across our operations enabled us to invest approximately 2.1 billion USD in capex and 3.5 billion USD in sales and marketing to drive the organic growth of our business, while managing the continued elevated cost environment. Our net debt to EBITDA ratio reached 3.70x versus 3.86x as of 30 June 2022, an increase versus 3.51x as of 31 December 2022 due to the seasonality of our cashflow generation. Underlying EPS was 0.72 USD, a decrease of 0.01 USD per share versus 2Q22, cycling a 0.04 USD per share net benefit from tax credits in Brazil year-over-year.

Advancing our sustainability priorities

We continued to innovate and make progress towards our 2025 Sustainability Goals through key local initiatives with the potential to scale globally. For Climate Action, we invested in a biomass processor in our Jupille brewery in Belgium to produce thermal energy from malt husks, which is expected to reduce our gas consumption by more than 15% and lower our carbon emissions. In Sustainable Agriculture, to strengthen local supply chains we provided technical and financial training to over 900 smallholder barley farmers in Uganda. In Water Stewardship, we installed new vacuum pump technology in breweries across several markets to reduce water usage in bottle fillers by approximately 50%. For Circular Packaging, our business in Brazil launched a nationwide returnable bottle campaign to help increase the use of returnable packaging by promoting affordability and sustainability.

Creating a future with more cheers

In HY23, we delivered 10.0% revenue growth and 9.1% EBITDA growth while continuing to invest for the long-term in our brands, facilities and digital transformation. We remain focused on brewing high quality beer, providing best-in-class service to our customers, generating value for our stakeholders and delivering on our purpose to create a future with more cheers.

ab-inbev.com	Press release – 3 August 2023 – 3

2023 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium-term outlook of between 4-8% and our revenue to grow ahead of EBITDA from a healthy combination of volume and price. The outlook for FY23 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 200 to 230 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY23 to be approximately 4%.

(iii)	Effective Tax Rates (ETR): We expect the normalized ETR in FY23 to be in the range of 27% to 29%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.5 and 5.0 billion USD in FY23.

ab-inbev.com	Press release – 3 August 2023 – 4

Figure 1. Consolidated performance (million USD)
	2Q22	2Q23	Organic
			growth
Total Volumes (thousand hls)	149 729	147 583	-1.4%
AB InBev own beer	131 107	128 750	-1.8%
Non-beer volumes	17 544	17 636	0.5%
Third party products	1 079	1 197	12.9%
Revenue	14 793	15 120	7.2%
Gross profit	7 997	8 101	5.5%
Gross margin	54.1%	53.6%	-86 bps
Normalized EBITDA	5 096	4 909	5.0%
Normalized EBITDA margin	34.5%	32.5%	-69 bps
Normalized EBIT	3 811	3 569	2.2%
Normalized EBIT margin	25.8%	23.6%	-114 bps

Profit attributable to equity holders of AB InBev	1 597	339
Underlying profit attributable to equity holders of AB InBev	1 468	1 452

Earnings per share (USD)	0.79	0.17
Underlying earnings per share (USD)	0.73	0.72

	HY22	HY23	Organic
			growth
Total Volumes (thousand hls)	289 074	288 131	-0.3%
AB InBev own beer	251 692	249 810	-0.8%
Non-beer volumes	35 488	36 223	2.1%
Third party products	1 894	2 098	12.5%
Revenue	28 027	29 333	10.0%
Gross profit	15 243	15 796	8.8%
Gross margin	54.4%	53.9%	-60 bps
Normalized EBITDA	9 583	9 668	9.1%
Normalized EBITDA margin	34.2%	33.0%	-29 bps
Normalized EBIT	7 105	7 072	8.3%
Normalized EBIT margin	25.4%	24.1%	-39 bps

Profit attributable to equity holders of AB InBev	1 692	1 977
Underlying profit attributable to equity holders of AB InBev	2 672	2 762

Earnings per share (USD)	0.84	0.98
Underlying earnings per share (USD)	1.33	1.37

Figure 2. Volumes (thousand hls)

	2Q22	Scope	Organic	2Q23	Organic growth
			growth		Total	Own beer
North America	27 361	35	-3 854	23 542	-14.1%	-14.5%
Middle Americas	37 775	-	118	37 893	0.3%	-1.0%
South America	36 421	7	- 691	35 737	-1.9%	-1.5%
EMEA	22 838	60	-14	22 884	-0.1%	-0.3%
Asia Pacific	25 097	-	2 378	27 475	9.5%	9.3%
Global Export and Holding Companies	238	-102	-84	51	-62.3%	-
AB InBev Worldwide	149 729	-	-2 147	147 583	-1.4%	-1.8%

	HY22	Scope	Organic	HY23	Organic growth
			growth		Total	Own beer
North America	51 448	51	-4 104	47 395	-8.0%	-8.2%
Middle Americas	72 024	-	141	72 164	0.2%	-0.8%
South America	76 815	-	- 791	76 023	-1.0%	-1.7%
EMEA	42 962	104	- 224	42 842	-0.5%	-0.9%
Asia Pacific	45 385	-	4 204	49 589	9.3%	9.1%
Global Export and Holding Companies	440	-155	-168	117	-58.9%	-
AB InBev Worldwide	289 074	-	- 943	288 131	-0.3%	-0.8%

ab-inbev.com	Press release – 3 August 2023 – 5

Key Market Performances

United States: Revenue declined by 10.5% impacted by volume performance

☐	Operating performance:

o

2Q23: Revenue declined by 10.5% with revenue per hl growing by 5.2% driven by revenue management initiatives. Sales-to-wholesalers (STWs) were down by 15.0%. Sales-to-retailers (STRs) declined by 14.0%, underperforming the industry, primarily due to the volume decline of Bud Light. EBITDA declined by 28.2%, with approximately two thirds of this decrease attributable to market share performance and the remainder from productivity loss, increased sales and marketing investments and support measures for our wholesaler partners.

o	HY23: Revenue declined by 3.6% with revenue per hl growth of 5.4%. Our STWs declined by 8.6% and STRs were down by 9.2%. EBITDA declined by 14.8%.

☐

Commercial highlights: The beer industry continued to demonstrate resilience in 2Q23, delivering revenue growth of 2.3% while volumes declined by 2.5%, according to Circana. Our total beer industry share declined this quarter but has been stable since the last week of April through the end of June. Since April, we actively engaged with over 170 000 consumers across the country through a third-party research firm and the data shows that most consumers surveyed are favorable towards the Bud Light brand and approximately 80% are favorable or neutral. As part of our long-term plan, we increased investments in our key brands, invested in measures to support our wholesalers and continued key initiatives such as partnerships with NFL, NBA, Folds of Honor and Farm Rescue.

Mexico: Double-digit top- and bottom-line growth with continued market share gain

☐	Operating performance:

o

2Q23: Revenue grew by low-teens with revenue per hl growth of low-teens driven by pricing actions and other revenue management initiatives. Volumes declined by low-single digits, outperforming the industry which was impacted by an earlier Easter. EBITDA grew by mid-teens with margin expansion of over 175bps.

o	HY23: Revenue grew by low-teens with revenue per hl growing by low-teens and volumes flat. EBITDA grew by mid-teens.

☐

Commercial highlights: Our performance this quarter was driven by ongoing portfolio development and digital transformation. Our above core portfolio continued to outperform, growing revenue by mid-teens, led by the strong performance of Modelo, Michelob Ultra and Pacifico. We continued to progress our digital and physical DTC initiatives this quarter with our digital DTC platform, TaDa, now operating in over 60 major cities and fulfilling on average over 300 000 orders per month and the opening of a further 150 Modelorama stores.

Colombia: High-single digit top- and double-digit bottom-line growth

☐	Operating performance:

o

2Q23: Revenue grew by high-single digits with high-single digit revenue per hl growth, driven by pricing actions and other revenue management initiatives. Volumes grew by low-single digits, continuing to gain share of total alcohol in an improving consumer environment. EBITDA grew by low-twenties, driven by top-line growth and supported by cycling a loss from the disposal of non-core assets in 2Q22.

HY23: Revenue grew by high-single digits with revenue per hl growth of high-single digits. Volumes declined by low-single digits. EBITDA grew by high-single digits.

☐	Commercial highlights: Our leading mainstream portfolio drove our performance this quarter, with a particularly strong performance from Poker which grew volumes by mid-teens.

ab-inbev.com	Press release – 3 August 2023 – 6

Brazil: High-single digit top-line and double-digit bottom-line growth with margin expansion

☐	Operating performance:

o

2Q23: Revenue grew by 9.4% with revenue per hl growth of 12.2% driven by revenue management initiatives and continued premiumization. Beer volumes declined by 2.6%, underperforming the industry according to our estimates, as we cycled a strong performance in 2Q22 which was supported by post-COVID recovery. Non-beer volumes declined by 2.2% resulting in a total volume decrease of 2.5%. EBITDA increased by 29.0% with margin expansion of approximately 400bps.

o	HY23: Total volumes were flat with beer volumes down 0.9% and non-beer volumes up 2.5%. Both revenue and revenue per hl increased by 12.4%. EBITDA grew by 27.7%.

☐

Commercial highlights: Our premium and super premium brands continued to outperform this quarter, delivering volume growth in the mid-thirties, led by Original, Spaten and Corona. BEES Marketplace continued to expand, reaching over 700 thousand customers, a 29% increase versus 2Q22, and growing GMV by 64%. Our digital DTC platform, Zé Delivery, reached 4.6 million monthly active users this quarter, a 12% increase versus 2Q22, and increased GMV by 12%.

Europe: High single digit top- and bottom-line growth

☐	Operating performance:

o

2Q23: Revenue grew by high-single digits with mid-teens revenue per hl growth, driven by pricing actions and the continued momentum of our premium and super premium brands. Volumes declined by mid-single digits, outperforming a soft industry in the majority of our key markets according to our estimates. EBITDA grew by high-single digits.

o	HY23: Revenue grew by double-digits, driven by mid-teens revenue per hl growth. Volumes declined by low-single digits. EBITDA increased by high-single digits.

☐	Commercial highlights: We continue to drive premiumization across Europe. Our premium and super premium brands delivered double-digit revenue growth this quarter, led by Corona and Budweiser.

South Africa: Double digit top-line growth with continued market share gain

☐	Operating performance:

o

2Q23: Revenue grew by high-teens, with revenue per hl growth of more than 10%, driven by pricing actions and other revenue management initiatives. Our volumes grew by high-single digits, ahead of the industry according to our estimates, driven by strong consumer demand for our brands and supported by a favorable comparable due to production constraints in 2Q22. EBITDA was flattish as top-line growth was offset primarily by anticipated commodity cost headwinds.

o	HY23: Revenue grew by low-teens with high-single digit revenue per hl growth and a mid-single digit increase in volume. EBITDA declined by low-single digits.

☐

Commercial highlights: We continue to see strong consumer demand for our portfolio, gaining share of beer and total alcohol according to our estimates. Carling Black Label, the #1 beer brand in the country, led our performance this quarter with high-teens volume growth and our global brands grew volumes by more than 50%, driven by Corona.

ab-inbev.com	Press release – 3 August 2023 – 7

China: Double-digit top- and bottom-line growth

☐	Operating performance:

o

2Q23: Volumes grew by 11.0%, outperforming the industry according to our estimates. Revenue per hl increased by 7.6%, driven by on-premise recovery and continued premiumization, resulting in revenue growth of 19.4%. EBITDA grew by 21.8%.

o	HY23: Volumes grew by 9.4% and revenue per hl by 5.4%, leading to a total revenue increase of 15.3%. EBITDA grew by 17.4%.

☐

Commercial highlights: We delivered volume growth across all segments of our portfolio this quarter, led by mid-twenties volume growth in both our premium and super premium portfolios. The roll out and adoption of the BEES platform continued, with BEES now present in over 220 cities and over 45% of our revenue through digital channels in June.

Highlights from our other markets

☐

Canada: Revenue increased by low-single digits this quarter with revenue per hl growth of high-single digits, driven by revenue management initiatives and premiumization. Volumes declined by mid-single digits, underperforming a soft industry.

☐

Peru: Revenue grew by high-single digits this quarter with revenue per hl growing by low-teens, driven primarily by revenue management initiatives. Volumes declined by low-single digits, outperforming a soft industry and gaining share of total alcohol.

☐

Ecuador: Revenue grew by high-single digits in 2Q23 with volumes increasing by low-single digits, supported by continued share of total alcohol gains. Our above core brands continued to lead our growth, delivering a double-digit revenue increase.

☐

Argentina: Revenue increased by high-single digits on a reported USD basis and by over 100% on an organic basis in 2Q23, driven by revenue management initiatives in a highly inflationary environment. Beer volumes grew by low-single digits with total volumes declining by low-single digits.

☐

Africa excluding South Africa: In Nigeria, our top-line grew by mid-teens this quarter with total volumes declining by high-single digits, driven by a soft industry which was impacted by the continued challenging operating environment. In our other markets, we grew volumes in aggregate by high-single digits in 2Q23, driven primarily by Tanzania, Ghana and Uganda.

☐

South Korea: Total revenue declined by high-single digits, driven by a low-single digit volume decline as we cycled post-COVID recovery in 2Q22. Revenue per hl decreased by mid-single digits, driven primarily by an excise tax increase.

ab-inbev.com	Press release – 3 August 2023 – 8

Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)
	2Q22	2Q23	Organic growth
Revenue	14 793	15 120	7.2%
Cost of sales	-6 796	-7 019	-9.2%
Gross profit	7 997	8 101	5.5%
SG&A	-4 500	-4 707	-9.4%
Other operating income/(expenses)	314	175	47.8%
Normalized profit from operations (normalized EBIT)	3 811	3 569	2.2%
Non-underlying items above EBIT (incl. impairment losses)	-9	-60
Net finance income/(cost)	-1 252	-1 283
Non-underlying net finance income/(cost)	72	-1 078
Share of results of associates	74	55
Income tax expense	-721	-595
Profit	1 975	607
Profit attributable to non-controlling interest	378	269
Profit attributable to equity holders of AB InBev	1 597	339

Normalized EBITDA	5 096	4 909	5.0%
Underlying profit attributable to equity holders of AB InBev	1 468	1 452

	HY22	HY23	Organic growth
Revenue	28 027	29 333	10.0%
Cost of sales	-12 784	-13 536	-11.5%
Gross profit	15 243	15 796	8.8%
SG&A	-8 616	-9 051	-9.8%
Other operating income/(expenses)	478	327	26.2%
Normalized profit from operations (normalized EBIT)	7 105	7 072	8.3%
Non-underlying items above EBIT (incl. impairment losses)	-105	-107
Net finance income/(cost)	-2 444	-2 520
Non-underlying net finance income/(cost)	176	-703
Share of results of associates	129	105
Non-underlying share of results of associates	-1 143	-
Income tax expense	-1 244	-1 192
Profit	2 474	2 655
Profit attributable to non-controlling interest	782	678
Profit attributable to equity holders of AB InBev	1 692	1 977

Normalized EBITDA	9 583	9 668	9.1%
Underlying profit attributable to equity holders of AB InBev	2 672	2 762

We are reporting our Argentinean operation applying hyperinflation accounting under IAS 29, following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, since 2018. Inflation in Argentina has accelerated over the past 12 months, resulting in a more significant impact on the organic revenue growth of AB InBev than historically. For illustrative purposes, fully excluding the Argentinean operation, 2Q23 organic revenue increased for AB InBev would be 4.6% versus the 7.2% reported. For HY23 revenue growth for AB InBev would be 6.7% versus the 10.0% reported.

Consolidated other operating income/(expenses) in 2Q23 increased by 26.2% primarily driven by higher government grants and the impact of disposal of non-core assets year-over-year. In HY22, Ambev recognized 201 million USD income in other operating income related to tax credits. The year-over-year change is presented as a scope change and does not affect the presented organic growth rates.

ab-inbev.com	Press release – 3 August 2023 – 9

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates (million USD)

	2Q22	2Q23	HY22	HY23
COVID-19 costs	-4	-	-13	-
Restructuring	-14	-22	-51	-50
Business and asset disposal (incl. impairment losses)	10	-19	6	-38
Legal costs	-	-19	-	-19
AB InBev Efes related costs	-1	-	-47	-
Non-underlying items in EBIT	-9	-60	-105	-107
Non-underlying share of results of associates	-	-	-1 143	-

EBIT excludes negative non-underlying items of 60 million USD in 2Q23 and 107 million USD in HY23.

Non-underlying share of results of associates of HY22 includes the non-cash impairment of 1 143 million USD the company recorded on its investment in AB InBev Efes in 1Q22.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	2Q22	2Q23	HY22	HY23
Net interest expense	-838	-824	-1 683	-1 630
Net interest on net defined benefit liabilities	-19	-21	-37	-42
Accretion expense	-185	-202	-336	-385
Net interest income on Brazilian tax credits	65	47	113	78
Other financial results	-275	-283	-501	-540
Net finance income/(cost)	-1 252	-1 283	-2 444	-2 520

Non-underlying net finance income/(cost)

Figure 6. Non-underlying net finance income/(cost) (million USD)
	2Q22	2Q23	HY22	HY23
Mark-to-market	65	-1 078	296	-703
Gain/(loss) on bond redemption and other	7	-	-120	-
Non-underlying net finance income/(cost)	72	-1 078	176	-703

Non-underlying net finance cost in HY23 includes mark-to-market losses on derivative instruments entered into to hedge our shared-based payment programs and shares issued in relation to the combination with Grupo Modelo and SAB.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown in figure 7, together with the opening and closing share prices.

Figure 7. Non-underlying equity derivative instruments
	2Q22	2Q23	HY22	HY23
Share price at the start of the period (Euro)	54.26	61.33	53.17	56.27
Share price at the end of the period (Euro)	51.36	51.83	51.36	51.83
Number of equity derivative instruments at the end of the period (millions)	100.5	100.5	100.5	100.5

Income tax expense

Figure 8. Income tax expense (million USD)
	2Q22	2Q23	HY22	HY23
Income tax expense	721	595	1 244	1 192
Effective tax rate	27.5%	51.9%	26.3%	31.9%
Normalized effective tax rate	30.3%	27.8%	28.2%	27.3%

The decrease in normalized ETR in 2Q23 compared to 2Q22 and the decrease in HY23 compared to HY22 is driven by country mix.

ab-inbev.com	Press release – 3 August 2023 – 10

Figure 9. Underlying Profit attributable to equity holders of AB InBev (million USD)
	2Q22	2Q23	HY22	HY23
Profit attributable to equity holders of AB InBev	1 597	339	1 692	1 977
Net impact of non-underlying items on profit	-114	1 091	1 006	750
Hyperinflation impacts in underlying profit	-15	22	-26	35
Underlying profit attributable to equity holders of AB InBev	1 468	1 452	2 672	2 762

Underlying profit attributable to equity holders in 2Q22 and HY22 were positively impacted by 115 million USD and 152 million USD respectively, and in 2Q23 and HY23 by 29 million USD and 48 million USD respectively, after tax and non-controlling interest related to tax credits in Brazil.

Basic and underlying EPS

Figure 10. Earnings per share (USD)
	2Q22	2Q23	HY22	HY23
Basic EPS	0.79	0.17	0.84	0.98
Net impact of non-underlying items on profit	-0.07	0.54	0.50	0.37
Hyperinflation impacts in EPS	-0.01	0.01	-0.01	0.02
Underlying EPS	0.73	0.72	1.33	1.37
Weighted average number of ordinary and restricted shares (million)	2 012	2 016	2 012	2 016

Figure 11. Key components - Underlying EPS in USD
	2Q22	2Q23	HY22	HY23
Normalized EBIT before hyperinflation	1.90	1.78	3.55	3.54
Hyperinflation impacts in normalized EBIT	-0.01	-0.01	-0.02	-0.03
Normalized EBIT	1.90	1.77	3.53	3.51
Net finance cost	-0.62	-0.64	-1.21	-1.25
Income tax expense	-0.39	-0.31	-0.65	-0.62
Associates & non-controlling interest	-0.15	-0.11	-0.32	-0.29
Hyperinflation impacts in EPS	-0.01	0.01	-0.01	0.02
Underlying EPS	0.73	0.72	1.33	1.37
Weighted average number of ordinary and restricted shares (million)	2 012	2 016	2 012	2 016

ab-inbev.com	Press release – 3 August 2023 – 11

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 12. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	2Q22	2Q23	HY22	HY23
Profit attributable to equity holders of AB InBev	1 597	339	1 692	1 977
Non-controlling interests	378	269	782	678
Profit	1 975	607	2 474	2 655
Income tax expense	721	595	1 244	1 192
Share of result of associates	-74	-55	-129	-105
Non-underlying share of results of associates	-	-	1 143	-
Net finance (income)/cost	1 252	1 283	2 444	2 520
Non-underlying net finance (income)/cost	-72	1 078	-176	703
Non-underlying items above EBIT (incl. impairment losses)	9	60	105	107
Normalized EBIT	3 811	3 569	7 105	7 072
Depreciation, amortization and impairment	1 286	1 340	2 477	2 596
Normalized EBITDA	5 096	4 909	9 583	9 668

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 3 August 2023 – 12

Financial position

Figure 13. Cash Flow Statement (million USD)
	HY22	HY23
Operating activities
Profit of the period	2 474	2 655
Interest, taxes and non-cash items included in profit	7 015	7 512
Cash flow from operating activities before changes in working capital and use of provisions	9 489	10 167

Change in working capital	-3 339	-4 615
Pension contributions and use of provisions	-195	-192
Interest and taxes (paid)/received	-3 823	-3 806
Dividends received	50	43
Cash flow from operating activities	2 182	1 597

Investing activities
Net capex	-1 939	-2 063
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	-44	-8
Net proceeds from sale/(acquisition) of other assets	66	10
Cash flow from / (used in) investing activities	-1 917	-2 061

Financing activities
Dividends paid	-1 276	-1 923
Net (payments on)/proceeds from borrowings	-3 452	155
Payment of lease liabilities	-286	-359
Sale/(purchase) of non-controlling interests and other	-378	-696
Cash flow from / (used in) financing activities	-5 392	-2 823

Net increase/(decrease) in cash and cash equivalents	-5 128	-3 287

HY23 recorded a decrease in cash and cash equivalents of 3 287 million USD compared to a decrease of 5 128 million USD in HY22, with the following movements:

☐

Our cash flow from operating activities reached 1 597 million USD in HY23 compared to 2 182 million USD in HY22. The decrease was driven by changes in working capital for HY23 compared to HY22. Changes in working capital in the first half of 2023 and 2022 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

☐

Our cash outflow from investing activities was 2 061 million USD in HY23 compared to a cash outflow of 1 917 million USD in HY22. The increase in the cash outflow from investing activities was mainly due to higher net capital expenditures in HY23 compared to HY22. Out of the total HY23 capital expenditures, approximately 33% was used to improve the company’s production facilities while 49% was used for logistics and commercial investments and 18% was used for improving administrative capabilities and for the purchase of hardware and software.

☐

Our cash outflow from financing activities amounted to 2 823 million USD in HY23, as compared to a cash outflow of 5 392 million USD in HY22. The decrease is primarily driven by lower debt redemption in HY23 compared to HY22.

ab-inbev.com	Press release – 3 August 2023 – 13

Our net debt increased to 73.8 billion USD as of 30 June 2023 from 69.7 billion USD as of 31 December 2022.

Our net debt to normalized EBITDA ratio was 3.70x as of 30 June 2023. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x.

We continue to proactively manage our debt portfolio. 96% of our bond portfolio holds a fixed-interest rate, 42% is denominated in currencies other than USD and maturities are well-distributed across the next several years.

As of 30 June 2023, we had total liquidity of 16.9 billion USD, which consisted of 10.1 billion USD available under committed long-term credit facilities and 6.8 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

ab-inbev.com	Press release – 3 August 2023 – 14

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The organic growth of our global brands, Budweiser, Stella Artois and Corona, excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beer activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. As from 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs are reported in the non-underlying net finance income/(cost). The 2022 presentation was amended to conform to the 2023 presentation. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. These impacts are excluded from organic calculations. In HY23, we reported a negative impact on the profit attributable to equity holders of AB InBev of 35 million USD. The impact in HY23 underlying EPS was -0.02 USD. Values in the figures and annexes may not add up, due to rounding. 2Q23 and HY23 EPS is based upon a weighted average of 2 016 million shares compared to a weighted average of 2 012 million shares for 2Q22 and HY22.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 17 March 2023. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflict in Russia and Ukraine and the COVID-19 pandemic. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The second quarter 2023 (2Q23) and half year 2023 (HY23) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 6, 8, 9, 12 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2023, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 7, 10, 11 and 14 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2023 (except for the volume information). References in this document to materials on our websites, such as www.bees.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 3 August 2023 – 15

Conference call and webcast

Investor Conference call and webcast on Thursday, 3 August 2023:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 2Q23 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: 877-407-8029

Toll: 201-689-8029

Investors	Media

Shaun Fullalove	Fallon Buckelew
Tel: +1 212 573 9287	Tel: +1 310 592 6319
E-mail: shaun.fullalove@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Maria Glukhova	Michaël Cloots
Tel: +32 16 276 888	Tel: +32 497 167 183
E-mail: maria.glukhova@ab-inbev.com	E-mail: michael.cloots@ab-inbev.com

Cyrus Nentin
Tel: +1 646 746 9673
E-mail: cyrus.nentin@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 3 August 2023 – 16

Annex 1: Segment reporting (2Q)

AB InBev Worldwide	2Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q23	Organic Growth
Total volumes (thousand hls)	149 729	-	-	-	-2 147	147 583	-1.4%
of which AB InBev own beer	131 107	19	-	-	-2 376	128 750	-1.8%
Revenue	14 793	-20	-870	153	1 065	15 120	7.2%
Cost of sales	-6 796	12	430	-41	- 625	-7 019	-9.2%
Gross profit	7 997	-8	-440	111	440	8 101	5.5%
SG&A	-4 500	-11	264	-38	-421	-4 707	-9.4%
Other operating income/(expenses)	314	-186	-15	1	61	175	47.8%
Normalized EBIT	3 811	-205	-191	75	80	3 569	2.2%
Normalized EBITDA	5 096	-205	-263	38	243	4 909	5.0%
Normalized EBITDA margin	34.5%					32.5%	-69 bps

North America	2Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q23	Organic Growth
Total volumes (thousand hls)	27 361	35	-	-	-3 854	23 542	-14.1%
Revenue	4 390	-	-42	-	-395	3 953	-9.0%
Cost of sales	-1 785	-1	15	-	27	-1 745	1.5%
Gross profit	2 604	-1	-28	-	-367	2 208	-14.1%
SG&A	-1 209	-2	14	-	-18	-1 215	-1.5%
Other operating income/(expenses)	7	-	-	-	3	10	36.0%
Normalized EBIT	1 402	-3	-14	-	-383	1 003	-27.4%
Normalized EBITDA	1 597	-3	-16	-	-389	1 189	-24.4%
Normalized EBITDA margin	36.4%					30.1%	-616 bps

Middle Americas	2Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q23	Organic Growth
Total volumes (thousand hls)	37 775	-	-	-	118	37 893	0.3%
Revenue	3 594	-	122	-	368	4 084	10.2%
Cost of sales	-1 435	1	-39	-	-98	-1 571	-6.8%
Gross profit	2 159	1	83	-	270	2 513	12.5%
SG&A	-874	-8	-35	-	-68	-985	-7.7%
Other operating income/(expenses)	-14	-	-	-	23	10	-
Normalized EBIT	1 271	-6	48	-	225	1 538	17.8%
Normalized EBITDA	1 610	-6	65	-	247	1 916	15.4%
Normalized EBITDA margin	44.8%					46.9%	210 bps

South America	2Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q23	Organic Growth
Total volumes (thousand hls)	36 421	7	-	-	- 691	35 737	-1.9%
Revenue	2 626	-	-651	153	615	2 742	23.8%
Cost of sales	-1 419	-	295	-41	-258	-1 423	-18.4%
Gross profit	1 207	-	-356	111	357	1 319	30.2%
SG&A	-855	-6	205	-38	-232	-926	-27.3%
Other operating income/(expenses)	243	-184	-14	1	35	81	59.3%
Normalized EBIT	595	-190	-165	75	160	475	41.0%
Normalized EBITDA	820	-190	-221	38	290	737	47.2%
Normalized EBITDA margin	31.2%					26.9%	440 bps

ab-inbev.com	Press release – 3 August 2023 – 17

EMEA	2Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q23	Organic Growth
Total volumes (thousand hls)	22 838	60	-	-	-14	22 884	-0.1%
Revenue	2 140	22	-173	-	259	2 248	12.0%
Cost of sales	-1 087	-12	100	-	-208	-1 207	-18.9%
Gross profit	1 054	10	-74	-	51	1 041	4.8%
SG&A	-680	-17	44	-	-9	-662	-1.2%
Other operating income/(expenses)	49	-3	-1	-	1	47	2.5%
Normalized EBIT	423	-9	-31	-	43	426	10.4%
Normalized EBITDA	692	-9	-52	-	49	680	7.2%
Normalized EBITDA margin	32.3%					30.3%	-134 bps

Asia Pacific	2Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q23	Organic Growth
Total volumes (thousand hls)	25 097	-	-	-	2 378	27 475	9.5%
Revenue	1 835	-2	-125	-	266	1 973	14.5%
Cost of sales	-881	-	58	-	-105	-927	-11.9%
Gross profit	954	-2	-67		161	1 046	17.0%
SG&A	-531	1	37	-	-90	-584	-17.1%
Other operating income/(expenses)	26	-	-1	-	-5	21	-17.3%
Normalized EBIT	449	-1	-31	-	66	483	14.8%
Normalized EBITDA	620	-1	-41	-	66	645	10.7%
Normalized EBITDA margin	33.8%					32.7%	-113 bps

Global Export and Holding Companies	2Q22	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q23	Organic Growth
Total volumes (thousand hls)	238	-102	-	-	-84	51	-62.3%
Revenue	208	-41	-	-	-48	119	-28.8%
Cost of sales	-189	24	2	-	17	-147	10.3%
Gross profit	19	-17	2	-	-31	-27	-
SG&A	-350	21	-2	-	-4	-336	-1.3%
Other operating income/(expenses)	2	-	1	-	3	7	-
Normalized EBIT	-330	4	1	-	-32	-357	-9.8%
Normalized EBITDA	-242	4	2	-	-21	-257	-8.6%

ab-inbev.com	Press release – 3 August 2023 – 18

Annex 2: Segment reporting (HY)

AB InBev Worldwide	HY22	Scope	Currency Translation	Organic Growth	HY23	Organic Growth
Total volumes (thousand hls)	289 074	-	-	-943	288 131	-0.3%
of which AB InBev own beer	251 692	29	-	-1 911	249 810	-0.8%
Revenue	28 027	-39	-1 459	2 804	29 333	10.0%
Cost of sales	-12 784	21	690	-1 463	-13 536	-11.5%
Gross profit	15 243	-18	-769	1 340	15 796	8.8%
SG&A	-8 616	-16	426	-845	-9 051	-9.8%
Other operating income/(expenses)	478	-204	-19	72	327	26.2%
Normalized EBIT	7 105	-239	-362	567	7 072	8.3%
Normalized EBITDA	9 583	-239	-524	848	9 668	9.1%
Normalized EBITDA margin	34.2%				33.0%	-29 bps

North America	HY22	Scope	Currency Translation	Organic Growth	HY23	Organic Growth
Total volumes (thousand hls)	51 448	51	-	-4 104	47 395	-8.0%
Revenue	8 192	2	-67	-201	7 926	-2.5%
Cost of sales	-3 349	-2	23	-92	-3 420	-2.7%
Gross profit	4 844	-	-44	-293	4 506	-6.0%
SG&A	-2 279	-28	25	-71	-2 354	-3.1%
Other operating income/(expenses)	28	-	-	-10	18	-35.6%
Normalized EBIT	2 592	-29	-19	-374	2 171	-14.6%
Normalized EBITDA	2 975	-29	-23	-385	2 539	-13.1%
Normalized EBITDA margin	36.3%				32.0%	-391 bps

Middle Americas	HY22	Scope	Currency Translation	Organic Growth	HY23	Organic Growth
Total volumes (thousand hls)	72 024	-	-	141	72 164	0.2%
Revenue	6 693	-	173	707	7 573	10.6%
Cost of sales	-2 625	1	-58	-245	-2 926	-9.3%
Gross profit	4 068	2	114	463	4 646	11.4%
SG&A	-1 631	-12	-53	-167	-1 863	-10.1%
Other operating income/(expenses)	-12	-	-	19	8	-
Normalized EBIT	2 425	-10	62	315	2 792	13.0%
Normalized EBITDA	3 060	-10	89	355	3 494	11.6%
Normalized EBITDA margin	45.7%				46.1%	44 bps

South America	HY22	Scope	Currency Translation	Organic Growth	HY23	Organic Growth
Total volumes (thousand hls)	76 815	-	-	-791	76 023	-1.0%
Revenue	5 333	-	-964	1 480	5 849	28.0%
Cost of sales	-2 792	-	405	-562	-2 949	-20.2%
Gross profit	2 541	-	-558	918	2 900	36.5%
SG&A	-1 609	-13	280	-462	-1 804	-28.7%
Other operating income/(expenses)	312	-201	-13	73	171	66.0%
Normalized EBIT	1 244	-213	-292	529	1 268	52.2%
Normalized EBITDA	1 666	-213	-409	723	1 766	50.3%
Normalized EBITDA margin	31.2%				30.2%	469 bps

ab-inbev.com	Press release – 3 August 2023 – 19

EMEA	HY22	Scope	Currency Translation	Organic Growth	HY23	Organic Growth
Total volumes (thousand hls)	42 962	104	-	- 224	42 842	-0.5%
Revenue	3 940	38	-336	429	4 070	10.8%
Cost of sales	-2 000	-20	191	-381	-2 210	-18.9%
Gross profit	1 939	18	-145	48	1 860	2.5%
SG&A	-1 341	-31	94	-29	-1 307	-2.1%
Other operating income/(expenses)	88	-4	-3	2	83	1.9%
Normalized EBIT	685	-16	-55	21	635	3.1%
Normalized EBITDA	1 192	-15	-97	63	1 142	5.3%
Normalized EBITDA margin	30.3%				28.1%	-146 bps

Asia Pacific	HY22	Scope	Currency Translation	Organic Growth	HY23	Organic Growth
Total volumes (thousand hls)	45 385	-	-	4 204	49 589	9.3%
Revenue	3 471	-6	-262	476	3 679	13.7%
Cost of sales	-1 655	-	125	-219	-1 750	-13.2%
Gross profit	1 816	-7	-137	257	1 929	14.2%
SG&A	- 999	4	73	-110	-1 033	-11.1%
Other operating income/(expenses)	67	-	-4	-10	53	-15.5%
Normalized EBIT	884	-3	-68	136	949	15.5%
Normalized EBITDA	1 232	-3	-91	136	1 273	11.0%
Normalized EBITDA margin	35.5%				34.6%	-84 bps

Global Export and Holding Companies	HY22	Scope	Currency Translation	Organic Growth	HY23	Organic Growth
Total volumes (thousand hls)	440	-155	-	-168	117	-58.9%
Revenue	399	-73	-3	-87	236	-26.6%
Cost of sales	-362	42	4	35	-281	10.9%
Gross profit	36	-31	1	-52	-45	-
SG&A	-756	64	7	-6	-692	-0.9%
Other operating income/(expenses)	-5	-	1	-2	-6	-
Normalized EBIT	-725	33	10	-60	-742	-8.6%
Normalized EBITDA	-541	32	7	-43	-545	-8.5%

ab-inbev.com	Press release – 3 August 2023 – 20

Annex 3: Consolidated statement of financial position

Million US dollar	30 June 2023	31 December 2022

ASSETS
Non-current assets
Property, plant and equipment	27 181	26 671
Goodwill	116 168	113 010
Intangible assets	40 973	40 209
Investments in associates	4 728	4 656
Investment securities	179	175
Deferred tax assets	2 836	2 300
Employee benefits	11	11
Income tax receivables	835	883
Derivatives	62	60
Trade and other receivables	1 895	1 782
Total non-current assets	194 868	189 757

Current assets
Investment securities	85	97
Inventories	6 839	6 612
Income tax receivables	912	813
Derivatives	157	331
Trade and other receivables	6 609	5 330
Cash and cash equivalents	6 848	9 973
Assets classified as held for sale	35	30
Total current assets	21 483	23 186

Total assets	216 352	212 943

EQUITY AND LIABILITIES
Equity
Issued capital	1 736	1 736
Share premium	17 620	17 620
Reserves	18 835	15 218
Retained earnings	39 269	38 823
Equity attributable to equity holders of AB InBev	77 460	73 398

Non-controlling interests	11 324	10 880
Total equity	88 783	84 278

Non-current liabilities
Interest-bearing loans and borrowings	78 323	78 880
Employee benefits	1 521	1 534
Deferred tax liabilities	12 003	11 818
Income tax payables	595	610
Derivatives	113	184
Trade and other payables	872	859
Provisions	370	396
Total non-current liabilities	93 796	94 282

Current liabilities
Bank overdrafts	53	83
Interest-bearing loans and borrowings	2 524	1 029
Income tax payables	1 263	1 438
Derivatives	6 340	5 308
Trade and other payables	23 347	26 349
Provisions	244	176
Total current liabilities	33 773	34 383

Total equity and liabilities	216 352	212 943

ab-inbev.com	Press release – 3 August 2023 – 21

Annex 4: Consolidated statement of cash flows

For the six-month period ended 30 June Million US dollar	2023	2022

OPERATING ACTIVITIES
Profit of the period	2 655	2 474
Depreciation, amortization and impairment	2 595	2 477
Net finance cost/(income)	3 223	2 268
Equity-settled share-based payment expense	286	237
Income tax expense	1 192	1 244
Other non-cash items	321	-225
Share of result of associates	-105	1 014
Cash flow from operating activities before changes in working capital and use of provisions	10 167	9 489
Decrease/(increase) in trade and other receivables	-1 325	-581
Decrease/(increase) in inventories	-228	-833
Increase/(decrease) in trade and other payables	-3 062	-1 925
Pension contributions and use of provisions	-192	-195
Cash generated from operations	5 360	5 955
Interest paid	-2 322	-2 082
Interest received	512	177
Dividends received	43	50
Income tax paid	-1 996	-1 918
Cash flow from operating activities	1 597	2 182

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	-2 107	-2 002
Proceeds from sale of property, plant and equipment and of intangible assets	44	63
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	-8	-44
Proceeds from sale/(acquisition) of other assets	10	66
Cash flow from/(used in) investing activities	-2 061	-1 917

FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	-3	-52
Proceeds from borrowings	181	68
Payments on borrowings	-26	-3 520
Cash net finance (cost)/income other than interests	-693	-326
Payment of lease liabilities	-359	-286
Dividends paid	-1 923	-1 276
Cash flow from/(used in) financing activities	-2 823	-5 392

Net increase/(decrease) in cash and cash equivalents	-3 287	-5 128
Cash and cash equivalents less bank overdrafts at beginning of year	9 890	12 043
Effect of exchange rate fluctuations	191	-18
Cash and cash equivalents less bank overdrafts at end of period	6 794	6 897

ab-inbev.com	Press release – 3 August 2023 – 22